Exhibit 99.1

AMENDMENT TO

SUPPLEMENT AND AMENDMENT TO

THIRD AMENDED AND RESTATED

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

This AMENDMENT (the “Amendment”) is entered into as of March 31, 2014, by and between GAMESA WIND US, LLC, a Delaware limited liability company (“Seller”) and successor in interest to Gamesa Energy USA, LLC, and ALGONQUIN POWER FUND (AMERICA) INC., a Delaware corporation (“Buyer”). Seller and Buyer are sometimes referred to, individually, as a “Party” or, collectively, as the “Parties.”

RECITALS

A. Seller and Buyer are parties to that certain Supplement and Amendment to Third Amended and Restated Membership Interest Purchase and Sale Agreement, dated as of November 27, 2013 (the “Agreement”), which amended and supplemented the 60% MIPSA (as defined in the Agreement) and provides for the purchase by Buyer and its Affiliate and sale by Seller of all interests of Wind Portfolio Sponsorco, LLC (“Sponsor”) not already owned by Buyer.

B. In connection with and to enable the occurrence of the Closing under the Agreement, the Parties desire to amend the Agreement as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound, agree as follows:

1. Definitions. Capitalized terms used herein, but not defined, shall have the meanings ascribed to such terms in the Agreement (including, as applicable, by reference to terms defined in the 60% MIPSA); provided, however, that the Agreement is hereby amended such that the following terms shall have the following meanings for all purposes under the Agreement:

(a) “AMBOSA Amendments” shall mean, collectively, the Amended and Restated Asset Management and BOP Operations Services Agreement for each Project Company, in the form executed and delivered as of the date hereof by the applicable Project Company and Seller;

(b) “O&M Amendments” shall mean, collectively, the amendment to the O&M Agreement for each Project Company, in the form executed and delivered as of the date hereof by the applicable Project Company and Operator; and

(c) “TSA Amendments” shall mean, collectively, the amendment to the Turbine Supply Agreement for each Project Company, in the form executed and delivered as of the date hereof by the applicable Project Company and the Turbine Supplier.

2. Closing Payment and Distributions. Section 2.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

2.2 Purchase Price; Distributions.

(a) At the Closing, Buyer shall pay to Seller US$114,390,000, by wire transfer of immediately available funds to an account designated in writing by or on behalf of Seller. The foregoing is in full consideration of the purchase price for the Purchased Interests (the “Purchase Price”), the consummation of the transactions contemplated hereby, and that certain release and waiver executed and delivered as of the date hereof by the parties and certain affiliates thereof.

(b) Seller’s portion of the distributions to Sponsor from Holdings allocable to periods on and after October 1, 2013, and any other amounts allocable by Sponsor to Seller for periods on or after October 1, 2013 (collectively, “Interim Distributions”) shall be withheld by Sponsor pending the Closing or termination of this Agreement. Upon and after the Closing, the Interim Distributions shall be distributed to and retained by Buyer, and Buyer shall amend the Sponsor LLC Agreement to allocate to Buyer, effective October 1, 2013, the Interim Distributions and all tax items in respect thereof.

(c) Notwithstanding the foregoing or the occurrence of the Closing, Buyer acknowledges that Seller remains entitled to, and that Buyer shall pay, or cause Sponsor to pay, to Seller promptly after the receipt thereof, Seller’s portion of the distributions to Sponsor from Holdings allocable to periods prior to October 1, 2013, and any other amounts allocable to Seller for periods prior to October 1, 2013, in each case received by Sponsor or Buyer prior to, on or after the Closing Date. For the avoidance of doubt, Seller’s portion of such amounts shall be as determined under the Sponsor LLC Agreement as in effect prior to the Closing under the Agreement.

3. APFA Holdco. Buyer hereby confirms, represents and warrants to Seller that Algonquin Power Fund (America) Holdco Inc. is a Delaware corporation and, as such, is treated as a separate tax payer from Buyer for federal income tax purposes.

4. Certain Expenses. Each Party shall (except as otherwise expressly provided in the Agreement) be responsible for its own costs and expenses, including any legal fees, incurred in connection with the Agreement and the transactions contemplated thereby; provided, however, that (a) Buyer shall be responsible for, and shall promptly reimburse, fifty percent (50%) of the reasonable, documented out-of-pocket expenses of the Class A Members, the Energy Hedge Provider, and their Affiliates incurred in connection with the evaluation, negotiation, execution and delivery of the consents and waivers required therefrom as conditions to the Closing under the Agreement (“Consent Costs”), provided that Buyer’s share of such Consent Costs shall not exceed $25,000; and (b) Seller shall be responsible for, and shall promptly reimburse, the remainder of such Consent Costs.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

ALGONQUIN POWER FUND (AMERICA) INC., a Delaware corporation

/s/ Ian Robertson
Name:	Ian Robertson
Title:	President

/s/ David Bronicheski
Name:	David Bronicheski
Title:	Vice President and Treasurer

GAMESA WIND US, LLC, a Delaware limited liability company

/s/ Borja Negro
Name:	Borja Negro
Title:	Chief Executive Officer

[Signature Page to Amendment to SMIPSA]